

Cadence Health, Inc.
Audited Financial Statements
As of and for the Years Ended December 31, 2022 and 2021
with Independent Auditor's Report

VASQUEZ
+ COMPANY LLP

An independently owned member
RSM US Alliance

RSM

Cadence Health, Inc.
Audited Financial Statements
As of and for the Years Ended December 31, 2022 and 2021
with Independent Auditor's Report

PAGE

INDEPENDENT AUDITOR'S REPORT   1

FINANCIAL STATEMENTS
  Balance Sheets   3
  Statements of Income   4
  Statements of Changes in Stockholders' Equity   5
  Statements of Cash Flows   6
  Notes to Financial Statements   7



VASQUEZ
+ COMPANY LLP

655 N. Central Avenue
Suite 1550
Glendale, CA 91203

www.vasquez.cpa

213-873-1700
OFFICE

\ LOS ANGELES
\ SAN DIEGO
\ IRVINE
\ SACRAMENTO
\ FRESNO
\ PHOENIX
\ LAS VEGAS
\ MANILA, PH

Independent Auditor's Report

To the Board of Directors
Cadence Health, Inc.

Report on the Audit of Financial Statements

Opinion

We have audited the financial statements of Cadence Health, Inc. (the Company), which comprise the balance sheets as of December 31, 2022 and 2021, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Company has incurred significant net losses and has negative cash flows for the years ended December 31, 2022 and 2021 and has an accumulated deficit of $24.8 million as of December 31, 2022. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 2. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.



In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Vasquez & Company LLP

Glendale, California
May 16, 2023

| | December 31 | |
	2022	2021
ASSETS		
Current assets		
Cash and cash equivalents	$ 6,676,902	$ 9,781,082
Total current assets	6,676,902	9,781,082
Noncurrent assets		
Property and equipment	-	1,437,683
Assets held for sale	270,451	-
Deferred tax assets, net	-	5,161,712
Intangible assets	2,000,000	2,000,000
Security deposit	12,000	12,000
Total noncurrent assets	2,282,451	8,611,395
Total assets	$ 8,959,353	$ 18,392,477
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 388,308	$ 142,391
Total current liabilities	388,308	142,391
Noncurrent liabilities		
Accounts payable and accrued liabilities	458,532	458,532
Note payable	250,000	250,000
Total noncurrent liabilities	708,532	708,532
Total liabilities	1,096,840	850,923
Stockholders' equity		
Capital stock		
Series A Preferred stock, $0.0001 par value, 5,722,584 shares authorized; 5,700,908 shares issued and outstanding	570	570
Series B Preferred stock, $0.0001 par value, 3,863,413 shares authorized; 3,583,198 shares issued and outstanding	358	358
Series C Preferred stock, $0.0001 par value, 3,015,794 shares authorized; 3,015,794 shares issued and outstanding	302	302
Common stock, $0.0001 par value, 20,000,000 shares authorized; 4,853,231 and 4,776,813 unrestricted common shares issued and outstanding in 2022 and 2021, respectively;	486	478
2,878,296 restricted common shares issued and outstanding in 2022 and 2021	288	288
Paid-in capital	32,664,244	32,423,827
Accumulated deficit	(24,803,735)	(14,884,269)
Total stockholders' equity	7,862,513	17,541,554
Total liabilities and stockholders' equity	$ 8,959,353	$ 18,392,477

See notes to financial statements.

		Years ended December 31	
		2022	2021
Operating expenses			
Startup costs			
Consultancy fees	$	**1,550,889** $	2,755,920
Personnel expenses		**1,278,730**	1,432,958
Legal fees		**28,275**	50,895
Miscellaneous		**27,789**	1,473
Stock-based compensation expense		**240,425**	312,471
Other operating expenses		**500,705**	701,465
Total operating expenses		**3,626,813**	5,255,182
Other income (expense)			
Contributions		**-**	66,667
Interest income		**44,591**	17,174
Interest expense		**(7,500)**	(7,500)
Impairment loss on assets held for sale		**(1,167,232)**	-
Net other (expense) income		**(1,130,141)**	76,341
Loss before benefit from income tax		**(4,756,954)**	(5,178,841)
Provision for (benefit from) income tax		**5,162,512**	(1,544,496)
Net loss	$	**(9,919,466)** $	(3,634,345)

See notes to financial statements.

Cadence Health, Inc.
Statements of Changes in Stockholders' Equity
Years ended December 31, 2022 and 2021

| | Capital Stock | | | | | | | | | | | | |
| | Series A Preferred Stock | | Series B Preferred Stock | | Series C Preferred Stock | | Unrestricted Common Stock | | Restricted Common Stock | | Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2020	5,700,908 $	570	3,583,198 $	358	3,015,794 $	302	5,372,336 $	537	2,272,412 $	227 $	32,104,569 $	(11,249,924) $	20,856,639
Reclassification to restricted common shares	-	-	-	-	-	-	(605,884)	(61)	605,884	61	-	-	-
Issuance of common stock for cash	-	-	-	-	-	-	10,361	2	-	-	6,787	-	6,789
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	312,471	-	312,471
Net loss	-	-	-	-	-	-	-	-	-	-	-	(3,634,345)	(3,634,345)
Balance, December 31, 2021	5,700,908	570	3,583,198	358	3,015,794	302	4,776,813	478	2,878,296	288	32,423,827	(14,884,269)	17,541,554
Issuance of common stock for cash	-	-	-	-	-	-	76,418	8	-	-	(8)	-	-
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	240,425	-	240,425
Net loss	-	-	-	-	-	-	-	-	-	-	-	(9,919,466)	(9,919,466)
Balance, December 31, 2022	5,700,908 $	570	3,583,198 $	358	3,015,794 $	302	4,853,231 $	486	2,878,296 $	288 $	32,664,244 $	(24,803,735) $	7,862,513

See notes to financial statements.

	Years ended December 31	
	2022	**2021**

Cash flows from operating activities

Net loss	$ **(9,919,466)**	$ (3,634,345)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	**240,425**	312,471
Impairment loss on assets held for sale	**1,167,232**	-
Changes in operating assets and liabilities:		
Decrease (increase) in deferred tax assets	**5,161,712**	(1,545,296)
Increase in accrued liabilities and other payables	**245,917**	53,382
Net cash used in operating activities	**(3,104,180)**	(4,813,788)

Cash flows from financing activity

Proceeds from issuance of common stock	**-**	6,789
Net cash provided by financing activities	**-**	6,789

Net decrease in cash and cash equivalents	**(3,104,180)**	(4,806,999)
Cash and cash equivalents at beginning of year	**9,781,082**	14,588,081
Cash and cash equivalents at end of year	$ **6,676,902**	$ 9,781,082

Supplemental disclosure of cash flow information:

Income tax paid during the year	$ **-**	$ 840
Interest paid during the year	$ **7,500**	$ 7,500
Reclassification of machinery and equipment to assets held for sale, at fair value less cost to sell	$ **270,451**	$ -

See notes to financial statements.

NOTE 1   NATURE OF BUSINESS

Cadence Health, Inc. (the "Company") is a Delaware corporation founded on September 29, 2014 under the name Pelagius, Inc. On March 1, 2017, the original name Pelagius, Inc. was changed to Cadence Health, Inc.

The Company is a development-stage private consumer healthcare entity located in Oakland, California. The Company's mission is focused on moving birth control pills to over-the-counter (OTC) status. As of December 31, 2022, the Company owns two popular Food and Drug Administration (FDA) approved medical prescriptions (Rx) for oral contraceptives which are in the process of moving through the FDA's OTC switch process, which is expected to be completed in 2025. The Company's goal is to enable easy and affordable access to its birth control pills nationwide and eventually internationally. The Company also plans to expand its product portfolio with other OTC women's health products.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported revenues and expenses during the reporting period. Significant estimates include the valuation of intangible assets. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Company's Ability to Continue as a Going Concern
In January 2022, the FDA required the Company to further the label development work on its Lo/Ovral manufacturing program to improve label comprehension performance. This action by the FDA delayed initiation of the actual use trial, which was initially scheduled for 2022, and could delay commercialization by 18 to 24 months. However, management believes that there will be no immediate impact on the Company's operating revenues given that the Company's operations are still in the pre-commercial phase. The Company expects to begin the actual use trial in early 2024.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Company's Ability to Continue as a Going Concern (Continued)
The Company has incurred significant losses and has negative cash flows for the years ended December 31, 2022 and 2021. In addition, the Company has an accumulated deficit of $24.8 million as of December 31, 2022 and expects to continue incurring losses without a source of operating revenues until the Company is able to obtain FDA approval in 2025 when it starts the commercialization of its Lo/Ovral manufacturing program, or until the Company begins sales of other OTC women's health products. The Company's management believes these conditions will have no immediate impact on the Company's operations.

In 2023, the Company plans to close the issuance of its Series D preferred stock. Issuance of the Series D preferred stock is projected to generate approximately proceeds of $20,000,000, which will be used for the actual use trial and other operations. In addition, in 2023, the Company plans to start selling a new product, emergency contraceptives (morning after pill).

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Concentrations of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in various bank accounts that, at times, may exceed federally insured limits of $250,000. The Company's cash and cash equivalent accounts have been placed with high credit quality financial institutions. The Company has not experienced, nor does it anticipate, any losses with respect to such accounts.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets for financial reporting purposes. The estimated useful lives of the Company's machinery and equipment range from 15 to 20 years.

Costs for maintenance, repairs, minor renewals and betterments are charged to expense as incurred. The cost of major improvements and additions are capitalized. Upon the sale or retirement of property and equipment, the costs and related accumulated depreciation are removed from the accounts and any gain or loss is included in the statement of income.

Management reviews its property and equipment for impairment whenever events or circumstances indicate that the carrying values of the assets may not be recoverable, but at least annually.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Assets Held For Sale

Assets held for sale consists of machinery and equipment and are reported at lower of carrying value and fair value less cost to sell. Fair value is determined in the same way it is determined for assets to be held and used. That is, quoted prices in an active market establish the most reliable basis on which to determine fair value.

The "cost to sell" includes the incremental direct costs to transact the sale of the asset such as, broker commissions, legal fees, title transfer fees, and closing costs that must be incurred before legal title can be transferred. Closing costs generally include the cost of preparing the asset for sale.

Such assets are not depreciated or amortized while they are classified as held for sale.

Intangible Assets

The Company classifies its intangible assets as intangible assets with indefinite lives not subject to amortization. The Company determined these assets to be indefinite-lived intangible assets after considering the specific facts and circumstances related to each intangible asset. Based on management's determination, an asset for which no legal, regulatory, contractual, competitive, economic, or other factors that limit its useful life is considered to have an indefinite useful life.

Intangible assets with indefinite lives not subject to amortization include purchased innovator rights for oral contraceptive formulations which are pending completion of the FDA approval process that will allow the Company to market and sell these contraceptive formulations over the counter.

The Company performs an impairment test its intangible assets upon a triggering event that may indicate the fair value of the intangible assets is less than its carrying value. Factors that could trigger an impairment test include, but are not limited to (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. During the years ended December 31, 2022 and 2021, the Company determined that no triggering events requiring the need to evaluate impairment of intangible assets occurred despite the coronavirus pandemic as described in Note 13.

Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Assets and liabilities are measured at fair value using a three-level fair value hierarchy that ranks the quality and reliability of the information used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1:   Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurement (Continued)

Level 2:   Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:   Pricing inputs include significant inputs that are generally unobservable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. All assets and liabilities for which the fair value measurement is based on significant unobservable inputs or instruments which trade infrequently and therefore, have little or no price transparency are classified as Level 3.

Management believes that the carrying amounts of the Company's financial instruments, consisting primarily of cash and cash equivalents approximated their fair values at December 31, 2022 and 2021 due to their short-term nature.

Stock-Based Compensation
Compensation cost is recognized for stock options and restricted stock awards issued to employees and consultants, based on the fair value of these awards at the date of grant following the guidance contained in ASC 718, *Compensation—Stock Compensation.* A Black-Scholes option pricing model (OPM) is utilized to estimate the fair value of stock options. The market price of the Company's common stock at the date of grant is used to estimate fair value of restricted stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award and is recognized as stock-based compensation expense in the accompanying statements of income. The Company's accounting policy is to recognize forfeitures in the period they occur.

The Black-Scholes OPM requires the use of management's judgment and financial estimates, including the estimates of the expected term that shareholders will retain their vested options before exercising them, the estimated volatility of the Company's fair market price over the expected term, and the number of options that will be forfeited before the completion of their vesting requirements.

Income Taxes
The Company is a C corporation subject to federal and state income taxes. The Company assesses potentially unfavorable outcomes of such examinations based on the criteria set forth in uncertain tax position accounting standards. The accounting standards prescribe a minimum recognition threshold a tax position is required to meet, before being recognized in the financial statements. As of December 31, 2022 and 2021, there were no uncertain tax position.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Tax Assets and Liabilities
The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are computed at each balance sheet date for temporary differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax rates in effect in the years in which temporary differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts that will more likely than not be realized. Deferred tax assets of $6,581,187 and $5,161,712 were recognized as of December 31, 2022 and 2021, respectively. Valuation allowance of $6,581,187 and nil were established as of December 31, 2022 and 2021, respectively. The deferred tax assets resulted from the net operating loss carryover. See Note 11.

Recently Issued Accounting Pronouncements
Leases
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, *Leases* (Topic 842) to increase transparency and comparability among organizations related to their leasing arrangements. The accounting applied by lessors under Topic 842 is largely unchanged from previous U.S. GAAP. Some changes to the lessor accounting guidance were made to align both of the following: 1) the lessor accounting guidance with certain changes made to the lessee accounting guidance, and, 2) key aspects of the lessor accounting model with revenue recognition guidance. The adoption of this ASU on January 1, 2022 did not have a significant impact on the Company's financial statements.

Debt
In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20)* and *Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40)*. The new standard removes accounting models for the instruments with beneficial conversion features and cash conversion features. Under the new ASU, convertible instruments will now more frequently be accounted for as a single unit of account. That is, a conversion feature and the host instrument in which it is embedded now generally will be treated as a single unit of account unless the conversion feature requires bifurcation under Topic 815. The common result is that for convertible debt instruments, a single liability would be measured at its amortized cost, and convertible preferred stock would be accounted for as a single equity instrument measured at its historical cost as long as no other features require bifurcation. The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years for entities other than public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its consolidated financial statements.

NOTE 3   ASSETS HELD FOR SALE

On August 16, 2022, the Company entered an agreement to sell its machinery and equipment to GlobePack Equipment for a purchase price of £263,000 GBP ($318,177 USD). A 15% commission will be deducted on the final price upon sale of the asset. The agreement will end on August 16, 2023. The Company's plan was to sell its existing machinery and equipment for a more efficient and cost-effective route for packaging.

No foreign exchange gain or loss was recognized for the year ended December 31, 2022. The Company recognized impairment loss from the reclassification of the machinery and equipment to assets held for sale in the amount of $1,167,232 for the year ended December 31, 2022. The carrying value of the assets held for sale as of December 31, 2022 amounted to $270,451.

NOTE 4   PROPERTY AND EQUIPMENT

At December 31, 2022 and 2021, the changes in property and equipment consist of the following:

	2022	2021
Machinery and equipment, at the beginning of the year	$ 1,437,683	$ 1,437,683
Reclassifications to asset held for sale:		
Impairment loss due to reclassification	(1,167,232)	-
Reclassified to assets held for sale at fair value less cost to sell	(270,451)	-
Machinery and equipment, at the end of the year	$ -	$ 1,437,683

The Company had not begun depreciating its machinery and equipment as they had not yet been placed into operation as of and for the years ended December 31, 2022 and 2021. In 2022, the machinery and equipment were reclassified to assets held for sale.

NOTE 5   INTANGIBLE ASSETS

Intangible assets are comprised of innovator rights for oral contraceptive formulations with a carrying value of $2,000,000 at December 31, 2022 and 2021. Based on management's assessment as of balance sheet date, these purchased innovator rights, as fully described below, were valued a total of $2,000,000 which represent their fair values at the time of purchase.

NOTE 5   INTANGIBLE ASSETS (CONTINUED)

On January 4, 2016, the Company entered into an asset purchase agreement with Pfizer, Inc. to acquire certain assets. On the closing date, the Company acquired the following assets: (a) the New Drug Application (NDA) 18-206 for Lo/Ovral (norgestrel and ethinyl estradiol and ferrous fumarate tablets) and NDA 17-612 for Lo/Ovral (norgestrel and ethinyl estradiol tablets); and the (b) transferred regulatory files. The aggregate purchase price for the acquired assets amounting to $1,000,000 was paid by the Company on January 5, 2016. Upon the occurrence of the following events, the Company is required to pay $2,500,000: (1) 30 days following regulatory approval of a product containing norgestrel and ethinyl estradiol with or without ferrous-fumarate to be sold in the territory; and (2) 10 days following first commercial sale. Such events did not occur as of December 31, 2022 and 2021 and through the report issuance date; accordingly, no liability is required to be recognized in the Company's balance sheets.

On September 5, 2018, the Company entered into a separate asset purchase agreement with Pfizer, Inc. to acquire certain assets. On the closing date, the Company acquired the following assets: (a) the NDA 20-683 for ALESSE® 21, 28 (levonorgestrel and ethinyl estradiol) tablets; and the (b) transferred regulatory files. The aggregate purchase price for the acquired assets amounting to $1,000,000 was paid by the Company on September 13, 2018. Upon the occurrence of the following events, the Company is required to pay $1,000,000: (1) 30 days following regulatory approval of a product containing levonorgestrel and ethinyl estradiol to be sold in the territory; and (2) 10 days following first commercial sale. Such events did not occur as of December 31, 2022 and 2021 and through the report issuance date; accordingly, no liability is required to be recognized in the Company's balance sheets.

NOTE 6   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At December 31, 2022 and 2021, accounts payable and accrued liabilities consist of the following:

	2022	2021
Payroll liability	$ 458,532	$ 458,532
Accounts payable	386,708	141,591
Income tax liability	1,600	800
Total	846,840	600,923
Less:		
Noncurrent portion	(458,532)	(458,532)
Total accounts payable and accrued liabilities, current	$ 388,308	$ 142,391

NOTE 7   NOTE PAYABLE

As of December 31, 2022 and 2021, the Company has a promissory note payable to the FTP Trust for $250,000, which was originally due on January 4, 2020. The note payable bears interest at 3% annually. On March 9, 2023, the maturity date of the note payable was extended to January 4, 2027. There are certain covenants that must be met, as defined in the loan agreement. As of December 31, 2022 and 2021, the Company was in compliance with its covenants.

During the years ended December 31, 2022 and 2021, interest paid related to this promissory note amounted to $7,500 for both years.

NOTE 8   CAPITAL STOCK

Stock Options
Under the Company's 2015 Long-term Incentive Plan (the "Stock Plan") as amended in 2018, the Stock Plan permits the grant of options, stock appreciation rights, restricted common stock, restricted stock unit awards, performance stock awards and performance unit awards to its officers, directors, employees and consultants for up to 1,930,000 shares of common stock. The Company determines the period over which the stock options become exercisable.

On December 7, 2020, the Board of Directors approved an increase in the number of shares of common stock available for issuance under the Stock Plan by 1,400,000 shares. For the years ended December 31, 2022 and 2021, the Company recognized stock-based compensation expense amounting to $240,425 and $312,471, relative to the vested common shares totaling 367,009 and 1,003,254, respectively. At December 31, 2022 and 2021, the Company has 2,190,246 and 2,290,246 outstanding stock options, respectively. At December 31, 2022 and 2021, 2,878,296 outstanding restricted common shares.

Option awards are generally granted with an exercise price equal to the market price of the Company's common stock at the date of grant; those option awards have vesting periods ranging from one to three years and have two-year contractual terms. If a "change-of-control" occurs before the full vesting date and before termination of service, all remaining shares shall immediately vest and exercisability restrictions shall immediately lapse on the date of "change-of-control" and option will be fully exercisable. The Company has sufficient number of common shares to satisfy expected share option exercises.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

NOTE 8   CAPITAL STOCK (CONTINUED)

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2022	2021
Risk-free interest rate	0.145%	0.145%
Expected term	2.5 years	2.5 years
Expected stock price volatility rate	70%	70%

In the future, management may elect to use different assumptions under the Black-Scholes option-pricing valuation model or a different valuation model, which could result in a significantly different impact on earnings.

A summary of the activity in the Stock Plan for the years ended December 31, 2022 and 2021 is as follows:

	2022		2021	
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	2,290,246 $	0.485	2,072,135 $	0.464
Granted	50,000	0.670	445,000	0.666
Exercised	(150,000)		(10,361)	
Forfeited or expired	-		(216,528)	
Outstanding at end of year	2,190,246	0.522	2,290,246	0.485
Fully vested and expected to vest	2,797,767	0.522	2,334,244	0.485
Exercisable at end of year	2,188,082	0.522	1,765,670	0.485

As of December 31, 2022 and 2021, there was $419,944 and $856,357 of total unrecognized stock-based compensation expense related to nonvested stock options granted under the Stock Plan, respectively. The cost is expected to be recognized over a period of two to three years.

NOTE 9   CONTRIBUTIONS

The Company entered into an agreement with Templeton World Charity Foundation, Inc (Templeton) on December 3, 2018 to support the over the counter (OTC) Pill project which is intended to make oral contraception accessible to all women who desire it without the need for a doctor's prescription or a pharmacy. Contributions under the agreement will be used to support the OTC Pill project research required to demonstrate the over the counter safety, including funds to develop or adapt a smart phone app to assist users with remembering to take their pills on time. The agreement ends on December 19, 2023. During the year ended December 31, 2022 and 2021, the Company received contributions amounting to nil and $66,667 from Templeton.

NOTE 9   CONTRIBUTIONS (CONTINUED)

In February 2023, the Company received another grant from Templeton amounting to $2,500,000.

NOTE 10   DEFINED CONTRIBUTION PLAN

The Company sponsors a defined contribution plan for all employees who meet the eligibility requirements as set forth in the plan. The plan includes a salary reduction feature pursuant to Section 401(k) of the Internal Revenue Code, whereby participants may elect to make contributions by salary reduction. The Company's policy requires every member to contribute to the defined contribution plan based on the elected contribution rate. The Company made no contributions to the plan in 2022 and 2021.

NOTE 11   INCOME TAXES

The Company's federal income tax returns are subject to examination by the IRS. The returns for California, the Company's primary state tax jurisdiction, are subject to examination by the California Franchise Tax Board.

The Company state tax expense - current amounted to $800 in both 2022 and 2021. In addition, the Company has federal net operating loss carryforward for the years ended December 31, 2022 and 2021 amounting to $3,589,722 and $5,178,842, respectively.

The Company also has state net operating loss carryforward for the years ended December 31, 2022 and 2021 amounting to $3,589,722 and $5,178,842, respectively. The Company is allowed to carry net operating losses forward 20 years to net against future profits or backwards two years for an immediate refund of previous taxes paid.

The provision for (benefit from) income tax for the years ended December 31 is composed of the following:

	2022	2021
Current		
State	$ 800	$ 800
Deferred		
State	1,529,090	(457,739)
Federal	3,632,622	(1,087,557)
Total provision for (benefit from) income tax	$ 5,162,512	$ (1,544,496)

NOTE 11   **INCOME TAXES (CONTINUED)**

The components of the Company's deferred tax assets at December 31 are as follows:

	2022	2021
State		
Net operating loss	$ **1,846,422**	$ 1,529,090
Impairment loss on assets held for sale	**103,183**	-
Federal		
Net operating loss	**4,386,463**	3,632,622
Impairment loss on assets held for sale	**245,119**	-
	6,581,187	5,161,712
Less:		
Valuation Allowance		
State	**(1,949,605)**	-
Federal	**(4,631,582)**	-
Total deferred tax assets, net	$ **-**	$ 5,161,712

NOTE 12   **IMPACT OF CORONAVIRUS ON THE COMPANY'S OPERATIONS**

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies of many countries including the geographical area where the Company operates in the United States.

It is unknown how long this condition will last and what the complete financial effect will be to the Company. However, management believes that the financial impact, if any, did not materially affect its December 31, 2022 financial statements.

NOTE 13   **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through May 16, 2023, the date at which the financial statements were available to be issued. There were no subsequent events that would require adjustments or disclosures in these financial statements other than the matters disclosed in Note 2.



www.vasquez.cpa

655 N Central Avenue, Suite 1550 • Glendale, California 91203-1437 • Ph. (213) 873-1700 • Fax (213) 873-1777